Leon E. Salkin

Associate

+1.215.963.5620

leon.salkin@morganlewis.com

November 20, 2018

FILED AS EDGAR CORRESPONDENCE

Lauren Hamill, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Hamill:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 143, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 147, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Investec Emerging Markets Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Investec Asset Management North America, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please confirm that the capped expenses are not reflected beyond the first year in the “3 Year” Example.

Response. The capped expenses are reflected in the “3 Year” Example for the period from the effective date of the Amendment through February 28, 2020, the initial term end date of the contractual expense limit.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Lauren Hamill, Esq.
November 20, 2018

2.	Comment. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” subcaption to the Fund’s “Annual Fund Operating Expenses” table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

Response. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

3.	Comment. Please confirm that the underlying holdings of an ETF in which the Fund invests will be considered in determining compliance with the Fund’s 80% investment policy.

Response. The Adviser confirms that the determination of whether an ETF has economic characteristics similar to equity securities of emerging market companies for purposes of the Fund’s 80% investment policy will be based on the disclosed principal investment strategies of the ETF at the time of investment, such as the benchmark index that an ETF seeks to track in the case of a passively managed ETF.

4.	Comment. Please add principal risk disclosure regarding the Fund’s investments in Depositary Receipts.

Response. The requested change has been made.

5.	Comment. Please confirm that the Fund does not expect to invest in unsponsored Depositary Receipts as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response. The Adviser confirms that it currently does not expect the Fund to invest in unsponsored Depositary Receipts as part of its principal investment strategies.

6.	Comment. Please confirm that the Fund expects to invest in China A Shares as part of its principal investment strategies.

Lauren Hamill, Esq.
November 20, 2018

Response. The Adviser confirms that it currently expects the Fund to invest in China A Shares as part of its principal investment strategies.

7.	Comment. In the “Principal Investment Strategies” section:

a.	Please specify the “major international financial institutions.”

Response. The requested change has been made.

b.	Please specify the countries located in Western Europe that are not emerging market countries.

Response. The requested change has been made.

c.	Please clarify if the Fund would consider a company that is deemed to be located in both an emerging market country and a non-emerging market country to be an emerging market company.

Response. The requested change has been made.

d.	Please clarify the phrase “focus its investments.”

Response. The requested change has been made.

e.	Please clarify how the Adviser will determine that a company is receiving increasing investor attention.

Response. The requested change has been made.

f.	Please disclose any target range for the number of holdings in the Fund’s portfolio.

Response. The requested change has been made.

8.	Comment. Please confirm that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Advisers Act.

Lauren Hamill, Esq.
November 20, 2018

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon E. Salkin

Leon E. Salkin